File No. 70-9021


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

        John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, and its subsidiary, AEP Resources, Inc., hereby amend and restate their Application or Declaration on Form U-1 in File No. 70-9021:
     1.   By adding this paragraph after the second paragraph of
Item 1B:
          "On February 14, 1998, Resources executed a letter of intent to acquire a 35 percent interest in Luoyang Shouyangshan Power Plant ('Luoyang Plant'). If a definitive agreement is reached, Resources would enter into a joint venture with two local Chinese partners to own and operate the Luoyang Plant. The letter of intent also includes plans to develop and build two 600 megawatt coal-fired units. Resources' investment in the Luoyang Plant could be structured as a FUCO. If an agreement is signed, Resources' investment will be approximately $200 million."
     2. By adding this sentence at the end of the second paragraph of Item 1B(1):
     "YPG's initial credit facility included these 36 banks:
          ABN Amro Bank
          Bank of America National Trust & Savings Association
          Bank of Montreal
          Bank of New York (The)
          Bank of Nova Scotia (The)
          Bank of Scotland
          Bank of Tokyo-Mitsubishi, Ltd. (The)
          Banque Nationale de Paris
          Banque Paribas
          Bayerische Landesbank
          BZW
          Citibank
          Credit Lyonnais Chicago Branch
          Creditanstalt
          Dai-Ichi Kangyo Bank, Ltd. (The)
          De Nationale Investeringsbank
          Den Danske
          Deutsche Bank
          DG Bank
          Fuji Bank, Limited (The)
          Hypobank
          Kredietbank
          Mellon Bank, N.A.
          Midland Bank
          National Westwinister
          Nationsbank, N.A.
          Rabobank
          Royal Bank of Scotland
          Sakura Bank
          Sanwa Bank, Limited (The)
          Societe Generale
          Sumitomo Bank, Ltd. (The)
          Tokai Bank, Ltd. (The)
          Toronto Dominion
          Union Bank of Switzerland, New York Branch
          Westdeutsche Landesbank"


     3. By adding this paragraph at the end of the first paragraph of Item 3(2)(h):
          "In addition, as required by Rule 53(a)(4), American will simultaneously submit a copy of any Form U-1 and Rule 24 Certificate filed with this Commission as well as a copy of
     Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the Operating Companies."
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena______________
                                Treasurer


Dated:  March 3, 1998